SECURITIES AND EXCHANGE COMMISSION
           	Washington, D.C. 20549

           	     Schedule 13G

       Under the Securities Exchange Act of 1934
       (Amendment No. 5)*

     Select Sector SPDR Trust
		(Name of Issuer)

		 Common Stock
		(Title of Class of Securities)

		 81369Y605
		(CUSIP Number)

		August 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X ]	Rule 13d-1(b)
[  ]	Rule 13d-1(c)
[  ]	Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 6 Pages

CUSIP No. 81369Y605
13G
Page 2 of 6 Pages

1.	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	A.G. Edwards, Inc.
	43-1288229

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)
	(b) X

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	State of organization:  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

		12,439,630

6.	SHARED VOTING POWER

		-0- Shares

7.	SOLE DISPOSITIVE POWER

		12,440,430

8.	SHARED DISPOSITIVE POWER

		-0- Shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

		12,440,430

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

		8.7%

12.	TYPE OF REPORTING PERSON*

		HC

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 3 of 6 Pages

Item 1 (a).	Name of Issuer:

		Select Sector SPDR Trust

Item 1 (b).	Address of Issuer's Principal Executive Offices

		One Lincoln Street
    Boston, MA 02111

Item 2(a).	Name of Person Filing:

		A.G. Edwards, Inc.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

		One North Jefferson
		St. Louis, MO 63103

Item 2(c).	Citizenship:

		State of organization:  Delaware

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		81369Y605

Item 3.	If this statement is filed pursuant to Rules 13-d-l(b), or 13d-2(b), check whether the person filing is a:

	(a)	[  ]	Broker or Dealer registered under section 15 of the Act
			(15 U.S.C. 78o).

	(b)	[  ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
			78c).

	(c)	[  ]	Insurance company as defined in section 3(a)(19) of the
			 Act (15 U.S.C. 78c).

	(d)	[  ]	Investment company registered under section 8 of the
			Investment Company Act of 1940 (15 U.S.C. 80a-8)

Page 4 of 6 Pages

	(e)	[  ]	An investment adviser in accordance with section
			240.13d-1(b)(1)(ii)(E);

	(f)	[  ]	An employee benefit plan or endowment fund in
			accordance with section 240.13d-1(b)(1)(ii)(F);

	(g)	[X ]	A parent holding company or control person
		  in accordance with section 240.13d-l(b)(1)(ii)(G);

	(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

  (i)	[  ]	A church plan that is excluded from the definition
	    of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	[  ]	Group, in accordance with section 240.13d-1 (b)(1)(ii)(J).


Item 4.	Ownership:

	(a)	Amount Beneficially Owned as of August 31, 2007

			12,440,430

	(b)	Percent of Class:

			8.7%

	(c)	Number of Shares as to which such person has:

	(i)	sole power to vote or to direct the vote:

			12,439,630

	(ii)	shared power to vote or to direct the vote:

			-0- Shares

	(iii)	sole power to dispose or to direct the disposition of:

			12,440,430

	(iv)	shared power to dispose or to direct the disposition of:

			-0- Shares

Page 5 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

        Not Applicable

Item 6.	Ownership of More than Five Percent of Behalf of Another Person.

	None

Item 7.	Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on By the Parent Holding Company or Control Person.

	A.G. Edwards, Inc. is filing this schedule pursuant to Rule 13d-1(b)(1)(ii)(G). The relevant subsidiaries are A.G. Edwards & Sons, Inc., Gallatin Asset Management, Inc., and A.G. Edwards Trust Company FSB. Each of the above subsidiaries is a direct subsidiary of A.G. Edwards, Inc.

Item 8.	Identification and Classification of Members of the Group.

	Not Applicable

Item 9.	Notice of Dissolution of Group.

	Not Applicable

Item 10.Certification.

	(a)	The following certification shall be included if the statement
		is filed pursuant to Rule 13d-1 (b):

	By signing below I certify that, to the best of my knowledge and belief,the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Page 6 of 6 Pages

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



		September 10, 2007
		Date



By:	    	/s/Joseph G. Porter



		Joseph G. Porter
		Assistant Treasurer
		Name/Title